Restore the Shine to Medallion Financial

You **need an ally** at Medallion

Vote **FOR** BIMIZCI's director nominees

If you held stock on **April 13, 2026** you can vote, even if you've since sold

Meet our nominees ›   **Vote for our nominees** ›

Dear Fellow Stockholder,

We are MFIN's **4th largest institutional stockholder** with 407,000 shares. We also own $15 million (par value) of MFIN's preferred securities. We are here because we want our investment to increase in value. Medallion, as-is, can't deliver. **Change is absolutely necessary. Now. Technology and competition are transforming consumer lending in real time.**

MFIN's current board just isn't built for this moment. **5 of 8 directors will soon be over 80**, including 2 over 85, and 3 of 8 are family members. In May 2025, a federal court permanently enjoined MFIN and its then-President and Director — now CEO — **Andrew Murstein, for securities fraud violations**, concluding a multi-year federal lawsuit brought by the SEC. 5 months later, the board promoted him to CEO and he was paid $5.7 million in 2025. **The board has paid Mr. Murstein $17.2 million over the last 3 years**, despite the stock price **declining 10%** (FYE22 to May 1, 2026) and earnings being inflated by non-recurring items and a discontinued business.

Change will be very disruptive and quick - and companies that don't adapt will struggle or die. The consumer outlook is getting cloudier. **Sub-par operations for a lender are not an option.**

We will show you how MFIN has underperformed. Why its valuation multiples are so low. How its leadership team is getting overpaid at the expense of stockholders. And **how our three independent board nominees, if elected by you, will deliver the change MFIN needs.**

Thank you for your support.

BIMIZCI Fund LLC

Medallion has underperformed

0.81x○
Price/Tangible Book

Avg. 0.93x over the last 4 quarters, well below 1.20x for similar-sized bank lenders

−17, −2, −52○
MFIN stock returns

−17% YTD, −2% in 1 year, −52% down from the post-GFC peak (4Q13)

4.0%
Recreation Charge-offs

Annual charge-offs in 2025. **Highest** since 2010. Recreation is 63% of all loans

20%
Non-Performing Commercial Loans

Contributed to a $73.5 million SBA loan default

↓36%
Est. earnings decline

S&P consensus analyst estimates for 2026 versus 2025 actual earnings

$5.0 million
1Q26 profit

MFIN's *lowest* quarterly profit in over 5 years

... MFIN and its CEO are under permanent federal injunctions

... its top 5 executives were paid $60.2 million in the last 5 years

... and MFIN stock has badly lagged the indexes



Compare with: ☑ MFIN ☑ Russell 2000 ☑ S&P 500 ☑ KBW Bank Index

YTD | 1Y | 3Y | 5Y | 15Y

Aug 30, 2021
- MFIN: 91.9 (-8.08%)
- Russell 2000: 272.1 (+172.09%)
- S&P 500: 338.1 (+238.08%)
- KBW Bank Index: 259.3 (+159.34%)

+400%
+300%
+200%
+100%
0%
-100%

May 11 | May 16 | May 21 | May 26

All series normalized to 100 at the start of the selected period.

— MFIN — Russell 2000 — S&P 500 — KBW Bank Index

We have a plan to increase stockholder value

 **Improve Governance**

 **Focus on Technology**

 **Operational Efficiency**

 **Diversify Revenues**

 **Capital Allocation**

 **Regulatory Relationships**

- Relations with the SEC and SBA have been severely harmed; they must be fixed

- Credit and "sources of strength" issues could result in heavier scrutiny by regulators in a macro downturn

- Proactively provide best-in-class insights into loss mitigation and credit analytics to the Utah DFI and FDIC

- Target a significantly higher leverage ratio than the minimum 15% required, to provide a buffer against potential consumer credit issues

- Smart loan growth into new lending lines will need regulatory support if the end borrower and loan type materially change from the status quo

- Potential acquisitions of accretive, value-add businesses will be easier with regulatory trust established

- Creating another board seat for an independent, seasoned professional with regulatory experience would help with credibility